FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 12

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

Mesrs

Securities and Exchange Commission

Dears Sirs,

We enclose herewith the press release that our Controled Company, Petrobras Energía S.A  will comunicate as of  November 12, 2004, together with  Petróleo Brasileiro S.A.  – Petrobras.

Sincerely yours.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Public Company

PETROBRAS ENERGIA S.A.

Public Company

PRESS RELEASE

Petrobras re-organize their assets in Argentina

(Rio de Janeiro – Buenos Aires, November 12th, 2004) - PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that in a meeting held today its Board of Directors approved a transaction to re-organize the Company’s assets in Argentina. Petrobras’ decision immediately followed a meeting of the Board of Directors of Petrobras Energía S.A. (Buenos Aires Stock Exchange: PESA) that approved the same transaction.

Under the approved transaction, PESA will absorb certain Argentine subsidiaries of Petrobras. Petrobras holds its interest in these Argentine companies through its wholly owned Spanish subsidiary Petrobras Participaciones SL (PPSL). As a consequence of the merger, PPSL shall receive newly issued shares of PESA.

This transaction will streamline the corporate structure of Petrobras’ assets in Argentina, generate synergies, provide an enhanced platform for Petrobras to pursue its Southern cone growth strategy, and enables management to extend responsibilities over a larger portion of Petrobras’ Argentine businesses in an integrated manner.

Under the terms of the proposed transaction, Petrobras, through PPSL will transfer to PESA its ownership in three companies: Eg3 S.A., Petrobras Argentina S.A. and Petrolera Santa Fe S.R.L.. Petrobras currently holds 99.6% of Eg3 S.A., 100.0% of Petrobras Argentina S.A. and 100.0% of Petrolera Santa Fe S.R.L.

Petrobras, through PPSL, currently holds 58.6% of Petrobras Energia Participaciones (PEPSA), a holding company which holds 98.2% equity interest in PESA. As a result of this transaction, Petrobras through PPSL, will receive 230,194,137 newly issued shares of PESA. Upon completion of the transaction, Petrobras, through PPSL will hold, directly and indirectly, 67.2% of PESA.

The proposed transaction is subject to approval by shareholders’ meeting at PESA and the necessary regulatory approvals. Additional information about the transaction and the companies involved will be made available to the shareholders at the Companies’ head offices and to the public at the Stock Exchange. The parties expect the transaction to be completed in the second quarter of 2005.

The Board of Directors of PESA has received fairness opinions issued by the Goldman Sachs Group Inc. and PricewaterhouseCoopers International Limited. After considering such fairness opinions, PESA’s Audit Committee has reviewed the terms of the transaction and issued its favorable opinion. Morgan Stanley & Co. advised and rendered a fairness opinion to Petrobras in this transaction.

About Eg3 S.A.:

A refining and distribution company whose assets include the Ricardo Elicabe refinery located in the Bahia Blanca complex, with a capacity of approximately 31 thousand barrels a day, one lubricant plant, logistical facilities and approximately 700 service stations under the brand name Petrobras and Eg3 throughout Argentina.

About Petrolera Santa Fe S.R.L.:

An oil and gas production business consisting of 5 fields in the Neuquina, San Jorge and Cuyana basins, with production of approximately 11.1 thousand barrels oil equivalent per day (boed) and 43 million barrels oil equivalent (boe) of proved reserves, as of December 31, 2003.

About Petrobras Argentina S.A.:

An oil and gas production business consisting of 1 field in Noroeste basin, with production of approximately 7.0 thousand boed and 27 million boe of proved reserves, as of December 31, 2003.

José Sergio Gabrielli de Azevedo CFO and Investor Relations Officer Petróleo Brasileiro S.A. - Petrobras	Luis Sas CFO Petrobras Energía S.A.

Contacts:

Petróleo Brasileiro S.A – PETROBRAS

Investor Relations Department

Raul Adalberto de Campos– Executive Manager

E-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65  -  4th floor

20031-912 – Rio de Janeiro, RJ

(55-21) 2534-1510 / 2534-9947

Petrobras Energía S.A,

Investor Relations Department

Daniel Rennis – E-mail: drennis@petrobrasenergia.com

Alberto Jankowski – E-mail: ajankows@petrobrasenergia.com

(54-11) 4344-6655

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

 PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 11/12/2004

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney